CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 31, 2024	December 31, 2023
Current assets:
Cash and cash equivalents	$91,196	$89,642
Trade accounts receivable (note 4)	512,143	412,498
Inventories (note 5)	1,137,217	1,089,441
Prepaid expenses, deposits and other current assets	109,747	95,955
Total current assets	1,850,303	1,687,536
Non-current assets:
Property, plant and equipment	1,189,983	1,174,515
Right-of-use assets	78,286	81,447
Intangible assets	259,363	261,419
Goodwill	271,677	271,677
Deferred income taxes	23,620	23,971
Other non-current assets	13,506	14,308
Total non-current assets	1,836,435	1,827,337
Total assets	$3,686,738	$3,514,873
Current liabilities:
Accounts payable and accrued liabilities	$427,216	$408,294
Income taxes payable	435	1,635
Current portion of lease obligations (note 8(d))	14,225	14,161
Dividends payable	34,432	—
Current portion of long-term debt (note 6)	300,000	300,000
Total current liabilities	776,308	724,090
Non-current liabilities:
Long-term debt (note 6)	840,000	685,000
Lease obligations (note 8(d))	80,098	83,900
Deferred income taxes	16,955	18,118
Other non-current liabilities	44,357	46,308
Total non-current liabilities	981,410	833,326
Total liabilities	1,757,718	1,557,416
Equity:
Share capital	278,950	271,213
Contributed surplus	34,194	61,363
Retained earnings	1,597,673	1,611,231
Accumulated other comprehensive income (note 10)	18,203	13,650
Total equity attributable to shareholders of the Company	1,929,020	1,957,457
Total liabilities and equity	$3,686,738	$3,514,873
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2024 36

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	March 31, 2024	April 2, 2023
Net sales (note 14)	$695,796	$702,863
Cost of sales	484,663	515,200
Gross profit	211,133	187,663
Selling, general and administrative expenses (note 8(f), note 8(g))	105,238	81,845
Gain on sale and leaseback (note 8(e))	—	(25,010)
Restructuring and acquisition-related costs (note 7)	798	2,835
Operating income	105,097	127,993
Financial expenses, net (note 8(b))	22,726	16,952
Earnings before income taxes	82,371	111,041
Income tax expense	3,704	13,424
Net earnings	78,667	97,617
Other comprehensive income (loss), net of related income taxes (note 10):
Cash flow hedges	4,553	5,310
Comprehensive income	$83,220	$102,927
Earnings per share (note 11):
Basic	$0.47	$0.54
Diluted	$0.47	$0.54

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2024 37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended March 31, 2024 and April 2, 2023
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, December 31, 2023	169,986	$271,213	$61,363	$13,650	$1,611,231	$1,957,457
Share-based compensation	—	—	5,162	—	—	5,162
Shares issued under employee share purchase plan	11	383	—	—	—	383
Shares issued or distributed pursuant to vesting of restricted share units and SARs	383	10,287	(18,331)	—	—	(8,044)
Shares repurchased for cancellation	(1,421)	(2,277)	—	—	(44,472)	(46,749)
Share repurchases for settlement of non-Treasury RSUs	(410)	(656)	—	—	(13,207)	(13,863)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(13,504)	—	—	(13,504)
Deferred compensation to be settled in non-Treasury RSUs	—	—	(496)	—	—	(496)
Dividends declared	—	—	—	—	(34,546)	(34,546)
Transactions with shareholders of the Company recognized directly in equity	(1,437)	7,737	(27,169)	—	(92,225)	(111,657)
Cash flow hedges (note 10)	—	—	—	4,553	—	4,553
Net earnings	—	—	—	—	78,667	78,667
Comprehensive income	—	—	—	4,553	78,667	83,220
Balance, March 31, 2024	168,549	$278,950	$34,194	$18,203	$1,597,673	$1,929,020
Balance, January 1, 2023	179,709	$202,329	$79,489	$9,845	$1,590,499	$1,882,162
Share-based compensation	—	—	7,994	—	—	7,994
Shares issued under employee share purchase plan	12	360	—	—	—	360
Shares issued pursuant to exercise of stock options	193	5,549	(750)	—	—	4,799
Shares issued or distributed pursuant to vesting of restricted share units and SARs	648	14,429	(29,669)	—	—	(15,240)
Shares repurchased for cancellation	(1,000)	(1,130)	—	—	(30,888)	(32,018)
Share repurchases for settlement of non-Treasury RSUs	(648)	(550)	—	—	(19,005)	(19,555)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	—	—	(33,566)	(33,566)
Transactions with shareholders of the Company recognized directly in equity	(795)	18,658	(20,350)	—	(83,459)	(85,151)
Cash flow hedges (note 10)	—	—	—	5,310	—	5,310
Net earnings	—	—	—	—	97,617	97,617
Comprehensive income	—	—	—	5,310	97,617	102,927
Balance, April 2, 2023	178,914	$220,987	$59,139	$15,155	$1,604,657	$1,899,938
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2024 38

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	March 31, 2024	April 2, 2023
Cash flows from (used in) operating activities:
Net earnings	$78,667	$97,617
Adjustments for:
Depreciation and amortization (note 8(a))	31,588	27,936
(Gain) Loss on disposal of property, plant and equipment (PP&E), including insurance recoveries relating to PP&E	(10)	(25,033)
Share-based compensation	6,289	8,030
Deferred income taxes	(822)	7,394
Other (note 12(a))	(1,219)	(4,772)
Changes in non-cash working capital balances (note 12(c))	(141,889)	(290,589)
Cash flows from (used in) operating activities	(27,396)	(179,417)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(42,171)	(72,957)
Purchase of intangible assets	(1,800)	(899)
Proceeds from sale and leaseback and other disposals of property, plant and equipment	72	51,021
Cash flows from (used in) investing activities	(43,899)	(22,835)

Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facility	155,000	200,000
Payment of lease obligations	(3,790)	(12,995)
Proceeds from the issuance of shares	345	5,123
Repurchase and cancellation of shares	(56,700)	(32,018)
Share repurchases for settlement of non-Treasury RSUs	(13,863)	(19,555)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(8,044)	(15,240)
Cash flows from (used in) financing activities	72,948	125,315

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(99)	357
Increase (decrease) in cash and cash equivalents during the period	1,554	(76,580)
Cash and cash equivalents, beginning of period	89,642	150,417
Cash and cash equivalents, end of period	$91,196	$73,837

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$16,565	$14,259
Income taxes, net of refunds	5,760	6,095
Supplemental disclosure of cash flow information (note 12).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2024 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 31, 2024
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:
Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three months ended March 31, 2024 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:
(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2023 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2024 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2024.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company manages its business on the basis of one reportable operating segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On January 1, 2024. the Company adopted the following new or amended accounting standards:
Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively “the Amendments”) are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company’s consolidated financial statements.

QUARTERLY REPORT - Q1 2024 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:
Lack of Exchangeability
In August 2023, the IASB issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates in relation to Lack of Exchangeability. The amendments require entities to apply a consistent approach in assessing whether a currency can be exchanged into another currency, and in determining the exchange rate to use and the disclosures to provide when it cannot. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, and are not expected to have an impact on the Company's consolidated financial statements. Early adoption is permitted.

IFRS 18 Presentation and Disclosure in Financial Statements
On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact from the adoption of IFRS 18 on its consolidated financial statements.

4. TRADE ACCOUNTS RECEIVABLE:

	March 31, 2024	December 31, 2023
Trade accounts receivable	$523,417	$423,663
Allowance for expected credit losses	(11,274)	(11,165)
	$512,143	$412,498

As at March 31, 2024, trade accounts receivables being serviced under a receivables purchase agreement amounted to $208.2 million (December 31, 2023 - $270.9 million). The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 18, 2024, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $3.4 million (2023 - $4.1 million) for the three months ended March 31, 2024, and was recorded in bank and other financial charges.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	Three months ended
	March 31, 2024	April 2, 2023
Allowance for expected credit losses, beginning of period	$(11,165)	$(15,394)
Reversal of impairment (Impairment) of trade accounts receivable	(343)	2,269
Write-off of trade accounts receivable	234	394
Allowance for expected credit losses, end of period	$(11,274)	$(12,731)

QUARTERLY REPORT - Q1 2024 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	March 31, 2024	December 31, 2023
Raw materials and spare parts inventories	$171,560	$165,527
Work in progress	65,659	57,938
Finished goods	899,998	865,976
	$1,137,217	$1,089,441

6. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		March 31, 2024	December 31, 2023
Non-current portion of long-term debt
Revolving long-term bank credit facility, interest at variable U.S. interest rate(2)(3)	6.6%	$390,000	$235,000	March 2027
Term loan, interest at variable U.S. interest rate, payable monthly(2)(4)	4.3%	300,000	300,000	June 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(5)	2.9%	100,000	100,000	August 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly(5)(6)	2.9%	50,000	50,000	August 2026
		$840,000	$685,000
Current portion of long-term debt
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly(2)(4)	6.9%	300,000	300,000	May 2024
		$300,000	$300,000
Long-term debt (including current portion)		$1,140,000	$985,000
(1)Represents the annualized effective interest rate for the three months ended March 31, 2024, including the cash impact of interest rate swaps, where applicable.
(2)Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $34.2 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4)The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5)The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6)Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged.

The Company was in compliance with all financial covenants at March 31, 2024.

QUARTERLY REPORT - Q1 2024 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	March 31, 2024	April 2, 2023
Employee termination and benefit costs	$—	$507
Exit, relocation and other costs	1,252	2,711
Net (gain) loss on disposal, and write-downs of property, plant and equipment, right-of-use assets and computer software related to exit activities	(454)	(383)
Restructuring and acquisition-related costs	$798	$2,835

Restructuring and acquisition-related costs for the three months ended March 31, 2024 related to costs incurred to complete restructuring activities that were initiated in previous years. Restructuring and acquisition-related costs for the three months ended April 2, 2023 mainly related to the December 2022 closure of a yarn-spinning plant in the U.S., and the exit cost from terminating a lease on a previously closed yarn facility.

8. OTHER INFORMATION:
(a) Depreciation and amortization:

	Three months ended
	March 31, 2024	April 2, 2023
Depreciation of property, plant and equipment	$27,166	$24,605
Depreciation of right-of-use assets	3,371	3,259
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(2,671)	(3,402)
Amortization of intangible assets, excluding computer software	2,334	2,101
Amortization of computer software	1,388	1,373
Depreciation and amortization included in net earnings	$31,588	$27,936

Included in property, plant and equipment as at March 31, 2024 is $74.8 million (December 31, 2023 - $185.2 million) of buildings and equipment not yet available for use in operations. Included in intangible assets as at March 31, 2024 is $1.1 million (December 31, 2023 - $1.2 million) of software not yet available for use in operations. Depreciation and amortization on these assets commence when the assets are available for use.

As at March 31, 2024, the Company has approximately $101.2 million in commitments to purchase property and equipment, mainly related to manufacturing capacity expansion projects.

QUARTERLY REPORT - Q1 2024 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended
	March 31, 2024	April 2, 2023
Interest expense on financial liabilities recorded at amortized cost(1)	$16,034	$11,406
Bank and other financial charges	4,871	5,276
Interest accretion on discounted lease obligations	1,013	703
Interest accretion on discounted provisions	106	52
Foreign exchange loss (gain)	702	(485)
Financial expenses, net	$22,726	$16,952
(1) Net of capitalized borrowing costs of nil (2023 - $1.0 million), for the three months ended March 31, 2024.

(c) Related party transaction:
During the first quarter of fiscal 2023, the Company incurred expenses of $0.2 million, with a company controlled by the former President and Chief Executive Officer.

(d) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	March 31, 2024	December 31, 2023
Current	$14,225	$14,161
Non-current	80,098	83,900
	$94,323	$98,061

The following table presents the future minimum lease payments under non-cancellable leases (including short-term leases) as at March 31, 2024:

March 31, 2024
Less than one year	$21,456
One to five years	63,150
More than five years	48,432
$133,038

For the three months ended March 31, 2024, the total cash outflow for recognized lease obligations (including interest) was $4.8 million (2023 - $13.7 million), of which $3.8 million (2023 - $13.0 million), was included as part of cash outflows used in financing activities. The decrease in cash outflow is largely due to the termination of a lease in 2023.

QUARTERLY REPORT - Q1 2024 44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(e) Sale and leaseback:
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represent the fair value of the distribution centre, were recognized in the condensed interim consolidated statement of cash flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million at inception. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the condensed interim consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

(f) CEO separation costs and related advisory fees on shareholder matters and special retention awards:
During the first quarter of fiscal 2024 the Company recognized an expense in selling, general and administration of $17.2 million, consisting of $15.4 million of advisory, legal and other expenses, $1.1 million of stock-based compensation expense relating to CEO separation costs, and $0.7 million of stock-based compensation relating to special retention awards. These special retention awards have a total grant date fair value of $8.6 million, of which $6 million relates to awards that vest on December 31, 2024 and $2.6 million relates to awards that vest primarily on December 31, 2025, subject to performance conditions. The cost of these awards is being recognized as a stock-based compensation expense over the respective vesting periods.

At March 31, 2024, accounts payable and accrued liabilities include unpaid severance, supplemental executive retirement plan accruals and share based compensation in respect of the former CEO in the amount of approximately $26 million. The former CEO contends that he is entitled to a total severance package of approximately $38 million (which amount is contested by the Company as being beyond what he is entitled to under his employment agreement). The amounts recognized in accounts payable and accrued liabilities are recorded on a without cause assumption.

(g) Costs relating to assessing external interests in acquiring the Company:
During the first quarter of fiscal 2024 the Company recognized an expense in selling, general and administration of $2.5 million for advisory, legal and other fees with respect to the announced review process initiated by the Company following receipt of a confidential non-binding expression of interest to acquire the Company.

(h) Cost of sales:
For the three months ended March 31, 2024, net insurance gains were nil (2023 - $3.3 million). The $3.3 million gain in Q1 2023, included in cost of sales, relates to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The insurance gains primarily related to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

QUARTERLY REPORT - Q1 2024 45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:
Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	March 31, 2024	December 31, 2023
Financial assets
Amortized cost:
Cash and cash equivalents	$91,196	$89,642
Trade accounts receivable	512,143	412,498
Financial assets included in prepaid expenses, deposits and other current assets	49,134	45,136
Long-term non-trade receivables included in other non-current assets	12,985	12,863
Fair value through other comprehensive income:
Derivative financial assets included in prepaid expenses, deposits and other current assets	28,135	15,797
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	$414,793	$403,534
Long-term debt - bearing interest at variable rates	1,040,000	885,000
Long-term debt - bearing interest at fixed rates(2)	100,000	100,000
Fair value through other comprehensive income:
Derivative financial liabilities included in accounts payable and accrued liabilities	12,423	4,760
(1) Accounts payable and accrued liabilities include $14.9 million (December 31, 2023 - $12.5 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $32.7 million (December 31, 2023 - $49.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to the bank counterparty under the receivables purchase agreement that is disclosed in note 4 to these condensed interim consolidated financial statements.
(2) The fair value of the long-term debt bearing interest at fixed rates was $96.9 million as at March 31, 2024 (December 31, 2023 - $98.6 million).

QUARTERLY REPORT - Q1 2024 46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2024 47

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	March 31, 2024	April 2, 2023
Net (loss) gain on derivatives designated as cash flow hedges:
Foreign currency risk	$(2)	$(2,178)
Commodity price risk	6,617	5,225
Interest rate risk	2,912	(2,763)
Income taxes	—	22
Amounts reclassified from OCI to inventory, related to commodity price risk	(3,221)	2,848
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity price risk, and interest rate risk, and included in:
Net sales	152	540
Cost of sales	—	(55)
Selling, general and administrative expenses	(129)	770
Financial expenses, net	(1,768)	923
Income taxes	(8)	(22)
Other comprehensive income (loss)	$4,553	$5,310

As at March 31, 2024, accumulated other comprehensive income of $18.2 million consisted of net deferred gains on commodity forward, option, and swap contracts of $8.1 million, net deferred gains on interest rate swap contracts of $10.4 million, and net deferred losses on forward foreign exchange contracts of $0.3 million. Approximately $14.3 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q1 2024 48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:
Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	March 31, 2024	April 2, 2023
Net earnings - basic and diluted	$78,667	$97,617
Basic earnings per share:
Basic weighted average number of common shares outstanding	168,869	179,543
Basic earnings per share	$0.47	$0.54
Diluted earnings per share:
Basic weighted average number of common shares outstanding	168,869	179,543
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	108	300
Diluted weighted average number of common shares outstanding	168,977	179,843
Diluted earnings per share	$0.47	$0.54

Excluded from the above calculation for the three months ended March 31, 2024 are nil stock options (2023 - 1,132,737) and nil Treasury RSUs (2023 - 25,614) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:
(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities - other items:

	Three months ended
	March 31, 2024	April 2, 2023
Unrealized net loss (gain) on foreign exchange and financial derivatives	$(429)	$(100)
Non-cash restructuring costs (recoveries) related to property, plant and equipment, right-of-use assets, and computer software (note 7)	(454)	(383)
Timing differences between settlement of financial derivatives and transfer of deferred gains or losses in accumulated OCI to inventory and net earnings	845	5,817
Other non-current assets	770	(6,641)
Other non-current liabilities	(1,951)	(3,465)
	$(1,219)	$(4,772)

QUARTERLY REPORT - Q1 2024 49

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):
(b) Variations in non-cash transactions:

	Three months ended
	March 31, 2024	April 2, 2023
Dividends payable	$34,546	$33,566
Shares repurchased for cancellation included in accounts payable and accrued liabilities	(9,951)	—
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(7)	(7,171)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(53)	—
Additions to right-of-use assets included in lease obligations	207	4,185
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	10,287	15,179
Reclass from contributed surplus to accounts payable and accrued liabilities pursuant to change in settlement of restricted share units	13,504	—
Amounts payable relating to non-Treasury RSUs to be settled in cash	1,089	—
Deferred compensation credited to contributed surplus	496	(2,075)

(c) Changes in non-cash working capital balances:

	Three months ended
	March 31, 2024	April 2, 2023
Trade accounts receivable	$(100,638)	$(149,307)
Income taxes	(1,219)	271
Inventories	(45,105)	(85,427)
Prepaid expenses, deposits and other current assets	(1,455)	(3,790)
Accounts payable and accrued liabilities	6,528	(52,336)
	$(141,889)	$(290,589)

13. CONTINGENT LIABILITIES:
Claims and litigation
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q1 2024 50

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. DISAGGREGATION OF REVENUE:
Net sales by major product group were as follows:

	Three months ended
	March 31, 2024	April 2, 2023
Activewear	$592,086	$587,800
Hosiery and underwear	103,710	115,063
	$695,796	$702,863

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	March 31, 2024	April 2, 2023
United States	$617,985	$625,056
Canada	25,326	25,671
International	52,485	52,136
	$695,796	$702,863

QUARTERLY REPORT - Q1 2024 51